Exhibit 99.1

NexGen Intersects Continuous and Strong High-Grade Mineralization in all of the Initial A2 Sub-Zone Targets from Feasibility Stage Drilling

VANCOUVER, March 28, 2019 /CNW/ - NexGen Energy Ltd. ("NexGen" or the "Company") (TSX: NXE, NYSE MKT: NXE) is pleased to report radioactivity results for the first twenty holes comprising 8,216.5 m from the Company's first phase of Feasibility-stage drilling program at our 100% owned, Rook I property in the Athabasca Basin Saskatchewan.

Highlights:

Objective I: Conversion of Indicated to Measured in the A2 Sub-Zone

Nineteen targets have been successfully intersected within the A2 Sub-Zone. This current phase of the program focuses on targets intersected at a spacing between 9.0 m and 16.7 m (based on geostatistical data spacing report compiled by Clayton V. Deutsch from Resource Modeling Solutions) for Indicated Mineral Resources to be elevated to a Measured Mineral Resource classification.  All drill holes intersected the target between -55° and -60° utilizing the latest in directional drilling technology.

The highlights below include composite and off-scale radioactivity results from the A2 Shear only, for radioactivity results for the entire hole see Table 1: Arrow Deposit Drill Hole Data.

  AR-19-225c1 intersected 38.0 m of total composite mineralization including 10.15 m of total composite off-scale radioactivity (>10,000 to >61,000 cps) within a 91.0 m section (529.0 to 620.0 m) in the A2 Sub-Zone. Additionally, of the 10.15 m of off-scale mineralization intersected in the hole 7.0 m of massive-to-semi massive pitchblende with minimum-greater-than-61,000 cps.
  AR-19-224c1 intersected 37.5 m of total composite mineralization including 10.8 m of total composite off-scale radioactivity (>10,000 to >61,000 cps) within a 97.0 m section (496.0 to 593.0 m) in the A2 Sub-Zone. Additionally, of the 10.8 m of off-scale mineralization intersected in the hole 4.0 m of massive-to-semi massive pitchblende with minimum-greater-than-61,000 cps.
  AR-19-224c2 intersected 47.0 m of total composite mineralization including 12.55 m of total composite off-scale radioactivity (>10,000 to >61,000 cps) within a 98.0 m section (453.0 to 551.0 m) in the A2 Sub-Zone. Additionally, of the 12.55 m of off-scale mineralization intersected in the hole 3.0 m of massive-to-semi massive pitchblende with minimum-greater-than-61,000 cps.
  AR-19-225c2 intersected 35.0 m of total composite mineralization including 11.05 m of total composite off-scale radioactivity (>10,000 to >61,000 cps) within a 92.0 m section (540.0 to 632.0 m) in the A2 Sub-Zone. Additionally, of the 11.05 m of off-scale mineralization intersected in the hole 1.5 m of massive-to-semi massive pitchblende with minimum-greater-than-61,000 cps.
  AR-19-223c2 intersected 43.5 m of total composite mineralization including 5.5 m of total composite off-scale radioactivity (>10,000 to >61,000 cps) within a 97.0 m section (486.0 to 583.0 m) in the A2 Sub-Zone. Additionally, of the 5.5 m of off-scale mineralization intersected in the hole 1.5 m of massive-to-semi massive pitchblende with minimum-greater-than-61,000 cps.
  AR-19-227c2 intersected 54.0 m of total composite mineralization including 9.75 m of total composite off-scale radioactivity (>10,000 to >61,000 cps) within a 98.0 m section (419.0 to 517.0 m) in the A2 Sub-Zone. Additionally, of the 9.75 m of off-scale mineralization intersected in the hole 0.5 m of massive-to-semi massive pitchblende with minimum-greater-than-61,000 cps.
  AR-19-228c1 intersected 36.0 m of total composite mineralization including 4.25 m of total composite off-scale radioactivity (>10,000 to >61,000 cps) within an 87.0 m section (569.0 to 656.0 m) in the A2 Sub-Zone. Additionally, of the 4.25 m of off-scale mineralization intersected in the hole 0.5 m of massive-to-semi massive pitchblende with minimum-greater-than-61,000 cps.
  AR-19-226c1 intersected 46.0 m of total composite mineralization including 6.4 m of total composite off-scale radioactivity (>10,000 to >61,000 cps) within a 100.0 m section (447.0 to 547.0 m) in the A2 Sub-Zone.
  AR-19-233c2 intersected 49.0 m of total composite mineralization including 9.45 m of total composite off-scale radioactivity (>10,000 to >61,000 cps) within a 99.0 m section (414.0 to 513.0 m) in the A2 Sub-Zone.

Drill hole locations and schematics are shown in Figures 1 and 2. Drill hole descriptions can be found at www.nexgenenergy.ca

Development, Activities & Financial

  Expediting Arrow to Feasibility by initiation of a 2-stage 125,000m (10 rig) high density drilling program that commenced in mid-December 2018 to focus on mine optimization plans based on Measured and Indicated mineral resources.
  The Company has approximately $100 million in the treasury which fully funds NexGen for all drilling, feasibility and development programs planned this year.

Leigh Curyer, Chief Executive Officer, commented: "This development focused drilling continually highlights the incredible nature and strength of Arrow in terms of the continuity of high grade uranium.  Intersecting the type of mineralization reported in today's release with such regularity is simply unique and continually increases the technical strength of Arrow.  We look forward to delivering the results of the 10 rig program throughout 2019."

Troy Boisjoli, Vice-President, Operations and Project Development, commented: "These results demonstrate the confidence in the continuation of high-grade uranium mineralization within the A2 Sub-Zone. This initial release is just the beginning of what will surely be another highly successful 2019 program as the Company moves towards completing the Feasibility Study which will incorporate an updated mineral resource estimate based on the 2019 drill campaign which is the largest in the Company's history."

Figure 1: Arrow and South Arrow Drill Hole Locations (CNW Group/NexGen Energy Ltd.)

Figure 2: Target Area for Objective I of the 2019 Feasibility Stage Drill Program (CNW Group/NexGen Energy Ltd.)

Table 1: Arrow Deposit Drill Hole Data

Drill Hole				Athabasca Group - Basement Unconformity Depth (m)	Handheld Scintillometer Results (RS-120)
Hole ID	Azimuth	Dip	Total Depth (m)		From (m)	To (m)	Width (m)	CPS Range
AR-19-221c1	327	-65	576	129.5	432.5	433.5	1	<500 - 990
					442.5	446	3.5	<500 - 1100
					448.5	449	0.5	<500 - 620
					478.5	479.5	1	<500 - 580
					485	486	1	<500 - 780
					495.5	497.5	2	<500 - 1340
					506.5	507	0.5	<500 - 670
					511	517.5	6.5	<500 - 2200
					524.5	549	24.5	<500 - 61000
					554.5	555	0.5	<500 - 1180
AR-19-221c2	327	-65	597.5	N/A	426.5	430.5	4	<500 - 2100
					437.5	438	0.5	<500 - 680
					484	484.5	0.5	<500 - 1100
					495.5	501	5.5	<500 - 1000
					506	522.5	16.5	<500 - 1500
					540	559.5	19.5	<500 - 61000
					562	562.5	0.5	<500 - 1200
					591.5	592	0.5	<500 - 550
AR-19-222c1	327	-65	597.5	133.45	401.5	404	2.5	<500 - 1400
					422	425.5	3.5	<500 - 2600
					437.5	439	1.5	<500 - 10800
					447	447.5	0.5	<500 - 1000
					450.5	482	31.5	<500 - 7400
					494.5	551	56.5	<500 - 61000
					557.5	559	1.5	<500 - 3720
					577	577.5	0.5	<500 - 560
AR-19-222c2	327	-65	594	N/A	412.5	413	0.5	<500 - 1100
					417.5	418	0.5	<500 - 2800
					433	437.5	4.5	<500 - 1350
					443.5	453.5	10	<500 - 32000
					456	457.5	1.5	<500 - 2100
					461.5	463	1.5	<500 - 3000
					466	471	5	<500 - 6900
					474.5	478	3.5	<500 - 1600
					480.5	490	9.5	<500 - 1150
					492.5	493	0.5	<500 - 1250
					497	523	26	<500 - 61000
					528.5	538.5	10	<500 - 37000
					543.5	546.5	3	<500 - 18600
AR-19-223c1	327	-65	588	133.6	435	438.5	3.5	<500 - 1300
					446	449.5	3.5	<500 - 2700
					453	460	7	<500 - 6900
					464.5	468	3.5	<500 - 3800
					474	476.5	2.5	<500 - 1400
					485.5	486	0.5	900 - 1280
					490	495.5	5.5	<500 - 5500
					498.5	503.5	5	<500 - 1380
					509.5	519.5	10	<500 - 3000
					522.5	528.5	6	<500 - 1300
					532	549	17	<500 - 61000
					553	556.5	3.5	<500 - 3800
					559	560.5	1.5	<500 - 4300
					569	570.5	1.5	<500 - 1600
AR-19-223c2	327	-65	615.5	N/A	434.5	438	3.5	<500 - 640
					444.5	446	1.5	<500 - 1000
					451.5	453	1.5	<500 - 1700
					455.5	462	6.5	<500 - 17000
					466.5	467.5	1	<500 - 2800
					473	475	2	<500 - 740
					479	483.5	4.5	<500 - 560
					488	491	3	<500 - 1500
					499	502	3	<500 - 1000
					508.5	515	6.5	<500 - 3300
					539.5	552.5	13	<500 - 61000
					555	558	3	<500 - 34200
					565	572	7	<500 - 31000
					574.5	576	1.5	<500 - 870
AR-19-223c3	327	-65	586.5	N/A	417.5	418	0.5	<500 - 700
					425	426	1	<500 - 920
					435	444.5	9.5	<500 - 6900
					452	459.5	7.5	<500 - 3300
					462.5	465	2.5	<500 - 1100
					468.5	470.5	2	<500 - 660
					473	476	3	<500 - 5300
					485	490.5	5.5	<500 - 2400
					493	495	2	<500 - 1450
					498.5	517.5	19	<500 - 7000
					520	523.5	3.5	<500 - 1000
					527	551	24	<500 - 61000
					559.5	566	6.5	<500 - 61000
					570.5	573	2.5	<500 - 670
AR-19-224c1	327	-65	597.5	129.45	404	404.5	0.5	<500 - 640
					443.5	446.5	3	<500 - 1100
					449	449.5	0.5	<500 - 1080
					452	452.5	0.5	<500 - 640
					455	456	1	<500 - 2050
					465	465.5	0.5	<500 - 1370
					469.5	473.5	4	<500 - 1650
					497.5	500.5	3	<500 - 820
					503	506.5	3.5	<500 - 1040
					510	511	1	<500 - 540
					524.5	525	0.5	<500 - 560
					530	533	3	<500 - 710
					536.5	538	1.5	<500 - 2340
					543.5	544.5	1	<500 - 1270
					548	551	3	<500 - 3610
					554.5	575.5	21	<500 - 61000
AR-19-224c2	327	-65	612.5	N/A	441	442.5	1.5	<500 - 1850
					445	447.5	2.5	<500 - 1220
					450	453.5	3.5	<500 - 2350
					470	470.5	0.5	<500 - 520
					476	478.5	2.5	<500 - 4100
					494	503	9	<500 - 2800
					518	518.5	0.5	<500 - 600
					524	524.5	0.5	<500 - 530
					538	571.5	33.5	<500 - 61000
					582	585.5	3.5	<500 - 13000
AR-19-225c1	327	-65	627.5	128.7	474	474.5	0.5	<500 - 630
					494.5	495	0.5	<500 - 520
					501	505	4	<500 - 4500
					520.5	525	4.5	<500 - 1280
					531	531.5	0.5	<500 - 980
					545	546	1	<500 - 1180
					566.5	598.5	32	<500 - 61000
AR-19-225c2	327	-65	636.5	N/A	473.5	474.5	1	<500 - 900
					479.5	480.5	1	<500 - 2000
					563.5	593.5	30	<500 - 61000
					596	598	2	<500 - 21000
					602	605	3	<500 - 650
AR-19-226c1	327	-65	564.5	131.5	446.5	447	0.5	<500 - 740
					457	468.5	11.5	<500 - 1350
					472.5	473.5	1	<500 - 2040
					482.5	483	0.5	<500 - 560
					491.5	503.5	12	<500 - 2240
					506	508.5	2.5	<500 - 3540
					512.5	527.5	15	<500 - 61000
					536.5	539.5	3	<500 - 9300
AR-19-226c1a	327	-65	177	144.15	No Anomalous Radioactivity
AR-19-226c2	327	-65	567	N/A	453.5	454	0.5	<500 - 740
					457.5	458	0.5	<500 - 600
					463	466.5	3.5	<500 - 730
					474.5	475	0.5	<500 - 510
					489.5	492	2.5	<500 - 860
					497.5	522.5	25	<500 - 61000
					527.5	528.5	1	<500 - 1050
					547	548	1	<500 - 2200
AR-19-227c1	327	-65	525.5	138.3	442	442.5	0.5	<500 - 680
					445	446.5	1.5	<500 - 1200
					463	502.5	39.5	<500 - 61000
AR-19-227c2	327	-65	540.5	N/A	439	439.5	0.5	<500 - 720
					454.5	455	0.5	<500 - 860
					460	508.5	48.5	<500 - 61000
					513	517.5	4.5	<500 - 22000
AR-19-228c1	327	-65	663.5	134	249	249.5	0.5	<500 - 750
					458	477.5	19.5	<500 - 23000
					480	483.5	3.5	<500 - 3510
					487	487.5	0.5	<500 - 3300
					492	492.5	0.5	<500 - 1750
					505	505.5	0.5	<500 - 800
					512	523.5	11.5	<500 - 55300
					551	551.5	0.5	<500 - 650
					575.5	581	5.5	<500 - 1130
					600.5	603	2.5	<500 - 590
					605.5	624.5	19	<500 - 61000
					629.5	632.5	3	<500 - 61000
					635	638	3	<500 - 680
					646.5	649	2.5	<500 - 890
					660	660.5	0.5	<500 - 700
AR-19-228c2	327	-65	672.5	N/A	459.5	469.5	10	<500 - 40000
					472	476	4	<500 - 4400
					478.5	481.5	3	<500 - 1500
					509.5	510.5	1	<500 - 9600
					515	534	19	<500 - 50000
					598	599	1	<500 - 750
					602	603	1	<500 - 970
					605.5	610	4.5	<500 - 1300
					616.5	627	10.5	<500 - 61000
					630	634	4	<500 - 8500
					638	639	1	<500 - 1600
					641.5	654.5	13	<500 - 53000
					658.5	659.5	1	<500 - 700
AR-19-233c1	327	-65	534.5	133.7	447.5	450.5	3	<500 - 3300
					453.5	491.5	38	<500 - 61000
					495.5	501.5	6	<500 - 920
AR-19-233c2	327	-65	537.5	N/A	457	465	8	<500 - 2000
					467.5	481.5	14	<500 - 61000
					484	510.5	26.5	<500 - 61000
					522.5	523	0.5	<500 - 920

Parameters:

  Maximum internal dilution 2.00 m downhole
  All depths and intervals are metres downhole, true thicknesses are yet to be determined
  "Anomalous" means >500 cps (counts per second) total count gamma readings by gamma scintillometer type RS-120
  "Off-scale" means >10,000 cps (counts per second) total count gamma readings by gamma scintillometer type RS-120
  Where "Min cps" is <500 cps, this refers to local low radiometric zones within the overall radioactive interval
  Directional drilling has often resulted in mineralization intersected at a more favourable and shallower dip
  Hole AR-19-226c1a was terminated due to deviation in the overburden

About NexGen

NexGen is a British Columbia corporation with a focus on the acquisition, exploration and development of Canadian uranium projects. NexGen has a highly experienced team of uranium industry professionals with a successful track record in the discovery of uranium deposits and in developing projects through discovery to production. NexGen owns a 100% interest in Rook I, location of the Arrow Deposit in the Athabasca Basin, Saskatchewan, Canada and a portfolio of prospective uranium exploration projects throughout northwest Saskatchewan. NexGen is the recipient of the PDAC's 2018 Bill Dennis Award and the 2019 Environmental and Social Responsibility Award.

Technical Disclosure

The technical information in this news release with respect to the PFS has been reviewed and approved by Paul O'Hara, P.Eng. of Wood., David Robson, P.Eng., M.B.A., and Jason Cox, P.Eng. of RPA, each of whom is a "qualified person" under National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI-43-101").

The Mineral Resource Estimate was completed by Mr. Mark Mathisen, C.P.G., Senior Geologist at RPA and Mr. David Ross, P.Geo., Director of Resource Estimation and Principal Geologist at RPA.  Both are independent Qualified Persons in accordance with the requirements of National Instrument (NI) 43-101 and they have approved the disclosure herein. All other technical information in this news release has been approved by Mr. Troy Boisjoli, Geoscientist Licensee, Vice President – Operations & Project Development for NexGen.  Mr. Boisjoli is a qualified person for the purposes of NI 43-101 and has verified the sampling, analytical, and test data underlying the information or opinions contained herein by reviewing original data certificates and monitoring all of the data collection protocols.  All other technical information in this news release has been approved by Mr. James Hatley, a Professional Engineer, Senior Vice-President – Project Development for NexGen.  Mr. Hatley is a qualified person for the purposes of NI 43-101 and has reviewed the underlying the information or opinions contained herein on mine design.

A technical report in respect to the PFS is filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar.shtml) and is available for review on NexGen Energy's website (www.nexgenenergy.ca).

SEC Standards

Estimates of mineralization and other technical information included or referenced in this news release have been prepared in accordance with NI 43-101. The definitions of proven and probable mineral reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as "reserves" under SEC standards. In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Additionally, disclosure of "contained pounds" in a resource is permitted disclosure under Canadian securities laws; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measurements. Accordingly, information contained or referenced in this news release containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

Technical Information

For details of the Rook I Project including the quality assurance program and quality control measures applied and key assumptions, parameters and methods used to estimate the Mineral Resource please refer to the technical report entitled "Arrow Deposit, Rook I Project Saskatchewan NI 43-101 Technical Report on Pre-feasbility Study" dated effective 5 November, 2018 (the "Rook 1 Technical Report") prepared by Paul O'Hara, P.Eng., Jason J. Cox, P.Eng., David M. Robson, P.Eng., M.B.A., Mark B. Mathisen, C.P.G. each of whom is a "qualified person" under NI 43-101. The Rook I Technical Report is available for review under the Company's profile on SEDAR at www.sedar.com and EDGAR (www.sec.gov/edgar.shtml) providing details of the Rook I Project including the quality assurance program and quality control measures applied and key assumptions, parameters and methods used to estimate the Mineral Resource and is available on NexGen Energy's website (www.nexgenenergy.ca).

Forward-Looking Information

The information contained herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. "Forward-looking information" includes, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future. Generally, but not always, forward-looking information and statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about NexGen's business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions, including among others, that the proposed transaction will be completed, the results of planned exploration activities are as anticipated, the price of uranium, the cost of planned exploration activities, that financing will be available if and when needed and on reasonable terms, that third party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen's planned exploration activities will be available on reasonable terms and in a timely manner and that general business and economic conditions will not change in a material adverse manner. Although the assumptions made by the Company in providing forward looking information or making forward looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, negative operating cash flow and dependence on third party financing, uncertainty of the availability of additional financing, the risk that pending assay results will not confirm previously announced preliminary results, imprecision of mineral resource estimates, the appeal of alternate sources of energy and sustained low uranium prices, aboriginal title and consultation issues, exploration risks, reliance upon key management and other personnel, deficiencies in the Company's title to its properties, uninsurable risks, failure to manage conflicts of interest, failure to obtain or maintain required permits and licenses, changes in laws, regulations and policy, competition for resources and financing, and other factors discussed or referred to in the Company's Annual Information Form dated March 4, 2019 under "Risk Factors".

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.

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For further information: Leigh Curyer, Chief Executive Officer, NexGen Energy Ltd., +1 604 428 4112, lcuryer@nexgenenergy.ca; Travis McPherson, Vice President Corporate Development, NexGen Energy Ltd., +1 604 428 4112, tmcpherson@nexgenenergy.ca; www.nexgenenergy.ca

CO: NexGen Energy Ltd.

CNW 06:30e 28-MAR-19